SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D-A/1

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Xinhua China Ltd.
(Name of Issuer)

Common Stock, par value $0.00001
(Title of Class of Securities)

98416Y 10 7
(CUSIP Number)

Michael T. Shannon, Esq.
Devlin Jensen, Barristers & Solicitors
555 W. Hastings St., Suite 2550
Vancouver, B.C., Canada, V6B 4N5
(604) 684-2550
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 25, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP NO.: 98416Y 10 7                                   13D                                   Page 2 of 5 Pages

_________________________________________________________________________
(1)  NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Jianmin Zhou
_________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)  [  ]
       (See Instructions)                                                                                                   (b)  [  ]
_________________________________________________________________________
(3)  SEC USE ONLY

_________________________________________________________________________
(4)  SOURCE OF FUNDS (See Intructions)

       OO (See Item 3)
_________________________________________________________________________
(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                   [  ]
       PURSUANT TO ITEMS 2(d) OR 2(e)

_________________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

       People’s Republic of China
_________________________________________________________________________

                        (7)   SOLE VOTING POWER

                                8,760,865
Number of        _____________________________________________________________
Shares              (8)   SHARED VOTING POWER
Beneficially
Owned by                0
Each                 _____________________________________________________________
Reporting           (9)  SOLE DISPOSITIVE POWER
Person With
                                8,760,865
                        _____________________________________________________________
                         (10) SHARED DISPOSITIVE POWER

                                 0
_________________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON

        8,760,865
_________________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (See Instructions)                                                                         [  ]

_________________________________________________________________________

CUSIP NO.: 98416Y 10 7                                   13D                                   Page 3 of 5 Pages

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        16.92%
_________________________________________________________________________
(14) TYPE OF REPORTING PERSON (See Instructions)

        IN
_________________________________________________________________________

Item 1.   SECURITY AND ISSUER

              The class of equity securities to which this statement relates is common stock, $0.00001 par value per share (the "Common Stock") of Xinhua China Ltd., a corporation organized under the laws of the State of Nevada (the "Issuer"). The Issuer's registered office is 101 Convention Center Drive, suite 700, Las Vegas, NV 89109. The address of the principal executive offices of the Issuer is A-11 Chaowai Men Property Trade Center Office Building, No. 26 Chaoyangmen Wai St., Chaoyang District, Beijing, P.R. China  100020.

Item 2.   IDENTITY AND BACKGROUND

              (a) - (c)

              Mr. Jianmin Zhou’s principal occupation is director of Beijing Boheng Investments Ltd.  Mr. Zhou’s residential address is South Construction Street, No. 7, Qiaodong District, Shijiazhuang, China.

              (d) - (f)

              During the last five years, Mr. Jianmin Zhou has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the last five years, Mr. Jianmin Zhou has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction; and therefore, is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              Mr. Zhou is a citizen of the People’s Republic of China.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

              Pursuant to a Letter Agreement dated July 10, 2006, entered into between the Company and Mr. Zhou, Mr. Zhou agreed that within three business day after the Board of Directors of the Company approved the agreement between the Company and Xinhua Publications Circulation & Distribution Co., Ltd. (“Xinhua C&D”) for the Company to reduce its interest in Xinhua C&D from 56.14% to 7.96%, Mr. Zhou will surrender for cancellation and return to the Company’s treasury

CUSIP NO.: 98416Y 10 7                                   13D                                   Page 4 of 5 Pages

2,500,000 of the 11,260,865 shares of common stock of the Company registered in Mr. Zhou’s name.

Item 4.   PURPOSE OF TRANSACTION

              Mr. Jianmin Zhou is currently holding the shares for investment purposes. Mr. Jianmin Zhou has no plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER

              (a)  Mr. Jianmin Zhou currently owns 8,760,865 shares of Common Stock of the Issuer which represents approximately 16.92% of the outstanding Common Stock of the Issuer. This percentage is based on 51,779,765 shares of Common Stock issued and outstanding.

              (b)  Mr. Jianmin Zhou has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 8,760,865 shares of Common Stock.

              (c)  Except as otherwise described herein, and to the knowledge of Mr. Jianmin Zhou, Mr. Zhou has not affected any transaction in the Common Stock of the Issuer during the past sixty (60) days.

              (d)  Except as otherwise described herein, and to the knowledge of Mr. Jianmin Zhou, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Common Stock owned by Mr. Jianmin Zhou.

              (e)  It is inapplicable for the purpose herein to state the date on which Mr. Jianmin Zhou ceased to be an owner of more than five percent (5%) of the Common Stock of the Issuer.

Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
              TO THE SECURITIES OF THE ISSUER

              Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Jianmin Zhou and any other person with respect to the voting or disposition of the shares of Common Stock beneficially owned by Mr. Jianmin Zhou.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS

              Not Applicable as there are no exhibits to be filed with this Schedule 13D.

CUSIP NO.: 98416Y 10 7                                   13D                                   Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2006                                                                      /s/ Jianmin Zhou
                                                                                                              Jianmin Zhou